Exhibit 99.1

Absolute Software Announces CFO Transition

VANCOUVER, British Columbia & SAN JOSE, Calif.—(BUSINESS WIRE)—March 7, 2022—Absolute Software™ (NASDAQ: ABST) (TSX: ABST), a leader in self-healing Zero Trust solutions, today announced a transition of its chief financial officer role, effective today. Current CFO, Steven Gatoff, is departing to pursue other opportunities. Ron Fior will serve as interim CFO while the company conducts a search for a permanent replacement.

“Ron’s deep knowledge of our industry, his history as a previous advisor to the company as well as his extensive financial background, make him well-positioned to serve as interim CFO. I have full confidence in our world-class finance team and expect the transition to be seamless,” said Christy Wyatt, President and CEO. “I appreciate Steven’s many contributions to Absolute and wish him well in the next stage of his career.”

Fior is also a partner at FLG Partners, a leading CFO services firm in Silicon Valley. He has more than 30 years of hands-on CFO experience, in all aspects of corporate finance and operations, in both public and private companies.

About Absolute Software

Absolute Software (NASDAQ: ABST) (TSX: ABST) accelerates customers’ shift to work-from anywhere through the industry’s first self-healing Zero Trust platform, helping to ensure maximum security and uncompromised productivity. Absolute is the only solution embedded in more than half a billion devices, offering a permanent digital connection that intelligently and dynamically applies visibility, control and self-healing capabilities to endpoints, applications, and network access to help ensure their cyber resilience tailored for distributed workforces Trusted by nearly 16,000 customers, G2 recognized Absolute as a leader in Zero Trust Networking and Endpoint Management in the Winter of 2022.

©2022 Absolute Software Corporation. All rights reserved. ABSOLUTE, the ABSOLUTE logo, and NETMOTION are registered trademarks of Absolute Software Corporation. Other names or logos mentioned herein may be the trademarks of Absolute or their respective owners. The absence of the symbols ™ï¸ and ® in proximity to each trademark, or at all, herein is not a disclaimer of ownership of the related trademark.

Contacts

Media Relations

Becki Levine, Absolute Software

press@absolute.com

858-524-9443

Investor Relations

Joo-Hun Kim, MKR Group

IR@absolute.com

212-868-6760